MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Three months ended June 30, 2022 and 2021

(All amounts following are expressed in Canadian dollars unless otherwise indicated.)

This Management's Discussion and Analysis ("MD&A") has been prepared as at August 15, 2022 to provide a meaningful understanding of Burcon NutraScience Corporation's ("Burcon" or the "Company") operations, performance, and financial condition for the three months ended June 30, 2022.  The following information should be read in conjunction with the Company's unaudited condensed consolidated interim financial statements and accompanying notes for the periods ended June 30, 2022 and 2021, which are prepared in accordance with International Accounting Standards (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB), as well as the audited consolidated annual financial statements for the year ended March 31, 2022.  We have prepared this MD&A with reference to National Instrument 51-102 "Continuous Disclosure Obligations" of the Canadian Securities Administrators.  Additional information relating to Burcon, including the Company's Annual Information Form ("AIF"), is available on SEDAR at www.sedar.com.

FORWARD-LOOKING STATEMENTS

This MD&A contains certain "forward-looking statements" and "forward-looking information" as defined under applicable Canadian and U.S. securities laws (collectively, "forward-looking statements"), which may include, but are not limited to, statements with respect to possible events, conditions, acquisitions, or results of operations that are based on assumptions about future conditions and courses of action and include future oriented financial information with respect to prospective results of operations, financial position or cash flows that is presented either as a forecast or a projection, and also include, but are not limited to, statements with respect to the future financial and operating performance of the Company.    All statements, other than statements of historical fact, are forward-looking statements.  When used in this MD&A the words "estimate", "budget", "project", "believe", "anticipate", "intend", "expect", "plan", "projects", "predict", "may", "should", "will", or the negatives of these words or other variations thereof and comparable terminology or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved are intended to identify forward-looking statements.  The forward-looking statements pertain to, among other things:

  continued development of the Company's products and business;
  the Company's growth strategy;
  production costs and pricing of CLARISOY® soy protein, Peazazz® and Peazac® pea proteins, Puratein®, Supertein® and Nutratein® canola proteins and pea protein and canola protein (Nutratein®) blends;
  marketing strategies for the Company's soy, pea, canola, flax, hemp and sunflower proteins as well as pea protein / canola protein blends;
  development of commercial applications for soy, pea, canola, flax, hemp and sunflower proteins as well as pea protein / canola protein blends;
  ability to produce proteins and protein isolates in commercial quantities with sufficient grade and quality at cost-effective prices;
  construction, commissioning and operation of production facilities;

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Three months ended June 30, 2022 and 2021

  relocation expansion of the Winnipeg Technical Centre;
  future protection of intellectual property and improvements to existing processes and products;
  regulatory approvals;
  input and other costs; and
  liquidity and working capital.

The forward-looking statements are based on a number of key expectations and assumptions made by management of the Company, including, but not limited to:

  the Company's ability to obtain required regulatory approvals;
  the Company and its joint venture partners' ability to commission and operate its production facility;
  the Company's or its licensing partners' ability to generate new sales;
  the Company's or its licensing partners' ability to produce, deliver and sell the expected product volumes at the expected prices;
  the Company's ability to control costs;
  the Company's ability to obtain and maintain intellectual property rights and trade secret protection;
  the Company's ability to identify a permanent chief executive officer;
  market acceptance and demand for the Company's or its licensing partners' products;
  the successful execution of the Company's business plan;
  achievement of current timetables for product development programs and sales;
  the availability and cost of labour and supplies;
  the availability of additional capital; and
  general economic and financial market conditions.

Although the Company believes that the factors and assumptions used to develop the forward-looking statements are reasonable, undue reliance should not be placed on such forward-looking statements.  The forward-looking statements reflect the Company's current views with respect to future events based on currently available information and are inherently subject to risks and uncertainties.  Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements contained in this MD&A, including, but not limited to:

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Three months ended June 30, 2022 and 2021

  the condition of the global economy;
  market acceptance of the Company's products;
  changes in product pricing;
  changes in the Company's customers' requirements, the competitive environment and related market conditions;
  delays in the construction, commissioning and operation of production facilities;
  product development delays;
  changes in the availability or price of labour and supplies;
  the Company's ability to attract and retain business partners, suppliers, employees and customers;
  changing food or feed ingredient industry regulations;
  the regulatory regime;
  the Company's access to funding and its ability to provide the capital required for product development, operations and marketing efforts, and working capital requirements; and
  the Company's ability to protect its intellectual property; and
  disruption, delays, risks and uncertainty related to and arising from the global COVID-19 pandemic.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected.  The Company cautions readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made.  Although the Company has attempted to identify important factors that could cause actual results to differ materially from forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated, described or intended.  The Company disclaims any obligation subsequently to revise any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect changes in assumptions or the occurrence of anticipated or unanticipated events, except as required by law.

The Company qualifies all the forward-looking statements contained in this MD&A by the foregoing cautionary statements.

OVERVIEW OF THE COMPANY AND ITS BUSINESS

Burcon is a global technology leader in the development of plant-based proteins, having developed an extensive portfolio of composition, application, and process patents covering novel plant-based proteins derived from pea, canola, soy, hemp, sunflower seed and more.  In 2019, Merit Functional Foods Corporation ("Merit Foods") was established by Burcon and three veteran food industry executives.  Merit Foods has built a commercial production facility in Manitoba, Canada where it is producing, under license, Burcon's novel pea and canola protein ingredients.  Our environmentally friendly and sustainable technologies have been developed at our own research facility led by our team of highly specialized scientists and engineers.  Our patent portfolio currently consists of 330 issued patents worldwide, including 72 issued U.S. patents, and in excess of 175 additional patent applications, 25 of which are U.S. patent applications.

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Three months ended June 30, 2022 and 2021

MERIT FUNCTIONAL FOODS CORPORATION

Merit Foods was formed in May 2019 by Burcon NutraScience Holdings Corp. ("Burcon Holdings") and two other entities (the "Partners"), with Burcon initially owning 40% of Merit Foods.  After Bunge Limited's ("Bunge") investment in August 2020 and further investment in October 2021 into Merit Foods, Burcon's current ownership interest in Merit Foods is 31.6%.

The business of Merit Foods is the commercial production, sales, marketing and distribution worldwide of Burcon's pea protein, pulse protein and canola protein products.  Merit Foods has constructed a 94,000 square foot state-of-the-art production facility to produce, market and sell Burcon's pulse protein ingredients, including Peazazz® and Peazac® pea proteins and Burcon's canola proteins, Supertein®, Puratein® and Nutratein® (collectively the "Products").

Under the amended license and production agreement (the "Amended License Agreement'), Merit Foods has the exclusive rights over Burcon's pulse proteins (including pea) and canola protein technologies across all geographic regions and all product uses. Burcon receives running royalties on the net revenue (as defined in the Amended License Agreement) from the sales of the Products by Merit Foods.  Burcon is responsible for the technology transfer to Merit Foods and has provided assistance, under a services agreement, to support the design, construction and commissioning of the commercial protein production facility, as well as providing other services and sample production services.

The commissioning of the Flex Production Facility continued through calendar 2021 and was completed by December 31, 2021, with Burcon's technical team actively involved in supporting Merit Foods in the commissioning process.  Since then, Merit Foods has continued to optimize and fine tune the production facility and is expected to continue this process as it ramps up production and sales.  Burcon will continue to support its optimization process, as needed.

In July 2022, Merit Foods launched its newest protein ingredient, Peazazz C™ pea protein, a high purity pea protein that offers exceptional taste and solubility, with the ability to create a smooth creamy texture without the chalkiness often associated with plant-based beverage applications.  Peazazz C™ has low viscosity, allowing food formulators to achieve a smooth, pleasant texture without sedimentation even at higher, double-digit protein inclusion levels.  Peazazz C™ is produced from yellow field peas that are Canadian-grown and produced with full traceability back to the farm, giving plant-based food and beverage brands a trusted source of plant protein.  Peazazz C™ also has the ability to support low sodium claims in high protein applications, offering a healthier plant protein option.

Also in July 2022, Merit Foods developed an innovation utilizing its non-GMO Peazazz® pea protein as part of a 100% protein-based clean label solution to replace methylcellulose, a synthetic ingredient widely used in food and meat alternative applications.  When used as part of Merit Foods' methylcellulose-free solution, its non-GMO Peazazz® pea protein affords plant-based formulators a clean label option, while also contributing to the total protein content, as well as providing key sensory and functionality attributes that may assist in creating superior plant-based products for Merit Foods' customers.  Merit Foods' unique protein-based solution is expected to be suitable for replacing methylcellulose in applications such as plant-based burgers, hot dogs, sausages and more.

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Three months ended June 30, 2022 and 2021

During the quarter ended June 30, 2022, Burcon Holdings, Bunge and the Partners advanced an aggregate $10 million loan (the "May 2022 Shareholder Loans") to Merit Foods to address Merit's liquidity requirements as it ramps up at the Flex Production Facility.  Burcon Holdings' proportion of the May 2022 Shareholder Loans was $3.16 million.  To-date, Burcon Holdings has made capital and loan advances in the aggregate of $16.2 million to Merit Foods in the form of shareholder loans.

(in thousands of dollars):

	Capital Contribution	Loan receivable	Total net investment

Net Investment in Merit Foods, March 31, 2021	13,508	2,894	16,402

Share of loss in Merit Foods	(4,295)	-	(4,295)
Gain on dilution of investment in Merit Foods	961	-	961
Interest accretion	-	344	344
Expected credit loss provision	-	(9)	(9)

Net Investment in Merit Foods, March 31, 2022	10,174	3,229	13,403

Capital and loan advance	2,548	611	3,159
Share of loss in Merit Foods	(2,003)	-	(2,003)
Interest accretion	-	102	102
Expected credit loss provision	-	(18)	(18)

Net investment in Merit Foods, June 30, 2022	10,719	3,924	14,643

The capital and loan advances are non-interest bearing, unsecured, subordinated to Merit Foods' other secured and unsecured debts, have a term of 15 years, and may be repaid by Merit Foods, without penalty or bonus, on a pro-rata basis based on the proportionate share of each shareholder's loan outstanding in relation to the other shareholders of Merit Foods applied to the outstanding principal amounts.  Notional interest is accruing on the loan receivable at 11% per annum, which is considered to be the market rate of interest.  For the three months ended June 30, 2022, Burcon recorded interest accretion of $102,666 (2021 - $82,095).

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Three months ended June 30, 2022 and 2021

During the three months ended June 30, 2022, an expected credit loss provision of $18,000 (2021 - $nil) was recognized in relation to the loan receivable and included in interest and other expense on the condensed consolidated interim statement of operations and comprehensive loss.

Burcon recorded its first royalty revenues from Merit Foods during the quarter ended June 30, 2021.  During the three months ended June 30, 2022, Burcon recorded royalty revenues of $90,538 (2021 - $17,965) from Merit Foods' sales of the Products.

For the three months ended June 30, 2022, included in management fee income is $6,495 (2021 - $59,656) for services provided, of which $4,394 was included in amounts receivable as at June 30, 2022 (March 31, 2022 - $1,210).  Services revenues decreased in the current quarter over the same period last year as Merit Foods as Burcon ceased charging for its technical assistance to support Merit Foods' commissioning process in May 2021.

Merit Foods also provides certain consulting services to Burcon.  For the three months ended June 30, 2022, Burcon recorded professional fee expense of $19,145 (2021 - $9,415), of which $19,145 was included in accounts payable and accrued liabilities as at June 30, 2022 (March 31, 2022 - $nil).

From inception, Merit Foods has secured debt financing of up to $95 million from Export Development Canada ("EDC"), Farm Credit Canada, the Canadian Imperial Bank of Commerce ("CIBC"), as well as a $10 million interest-free loan from Agriculture and Agri-Food Canada (the "AIP Loan").  The shareholders of Merit Foods have pledged their shares in Merit Foods as security under the loan facilities from EDC and provided a guarantee for the CIBC facility of $1.25 million, of which Burcon Holdings' share is $416,625.  Burcon Holdings and the Partners have also provided a guarantee for the AIP Loan (the "AIP Guarantee"), of which Burcon Holdings' share is $4 million.

During fiscal 2022, the shareholders of the Partners (the "EDC Guarantors") provided guarantees of $10 million (the "EDC Guarantee") to EDC in order for Merit Foods to meet certain credit requirements required by EDC under the loan agreements with EDC.  Burcon Holdings and the EDC Guarantors entered into a reciprocal indemnity agreement (the "EDC Indemnity Agreement").  Under the EDC Indemnity Agreement, if any EDC Guarantor (each, a "EDC Paying Guarantor") was required to make payment under the EDC Guarantee and any other EDC Guarantor and Burcon Holdings (each, a "EDC Contributing Guarantor") has not made a corresponding payment equal to its Contributive Share, such EDC Contributing Guarantor(s) shall pay the EDC Paying Guarantor such amounts so that, after payment, all obligations and liabilities under the EDC Guarantee will have been borne by the EDC Guarantors in their respective Contributive Shares.  Burcon Holdings' Contributive Share under the EDC Indemnity agreement was 44.44%.  The obligations of Burcon Holdings and the EDC Guarantors shall terminate upon the termination or release by EDC of the EDC Guarantors' obligations under the EDC Guarantee.

Following the May 2022 Shareholder Loans, EDC released the EDC Guarantors of the EDC Guarantee and the obligations of Burcon Holdings under the EDC Indemnity Agreement were also released.

Merit Foods has also received four co-investments from Protein Industries Canada.  Merit Foods cannot reasonably estimate the amount to be received from the PIC projects for periods where PIC has not finalized their assessment of the submission.  These amounts may be material to the financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Three months ended June 30, 2022 and 2021

Summary financial information of Merit Foods

(Unaudited, in thousands of dollars)

	June 30, 2022	March 31, 2022

Total assets	143,249	141,242
Total liabilities	117,947	109,938

	Three months ended	Three months ended
	June 30, 2022	June 30, 2021

Total revenue	2,328	1,196
Loss and comprehensive loss for the period	(6,341)	(5,245)

WINNIPEG TECHNICAL CENTRE (the "WTC")

During the three months ended June 30, 2022, the WTC focused primarily on further innovating with new plant-based protein sources, with the goal of entering into additional partnerships as a means to bring additional plant-based protein ingredients to market.  Burcon's extraction and purification technologies are versatile and may be adapted to process a range of oilseed and non-oilseed meals to produce specialty proteins, such as flax, hemp and sunflower.  The demand for plant-based proteins continues to grow and Burcon believes there may be niche market opportunities for its specialty protein ingredients.  For the three months ended June 30, 2021, the WTC's focus was primarily on supporting Merit Foods in its commissioning of the Flex Production Facility.

STRATEGIC PARTNERSHIPS AND COLLABORATIONS

Burcon has been in discussions and negotiations with potential partners on additional plant-based protein opportunities.  Due diligence and negotiations in potential strategic partnerships are progressing well, with various parties moving forward with pace. Burcon will continue to work towards reaching an agreement to bring our protein technologies to market.

In addition to strategic partnerships, Burcon is collaborating with food processors to explore opportunities to leverage Burcon's core protein extraction and purification platform for use in upcycled protein production arising from under-utilized crops or by-products that are otherwise disposed as waste products or sold as animal feed.

NASDAQ LISTING

In April 2022, Burcon received a letter from the Listings Qualification Department of the Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that it has not met the listing rule that requires the listed securities of the Company to maintain a minimum bid price of US$1 per share for a period of 30 consecutive business days.  The Nasdaq notification letter does not result in the immediate delisting of the Company’s common shares, and the shares will continue to trade uninterrupted.  The Company has a compliance period of 180 calendar days, or until September 28, 2022, to regain compliance with Nasdaq’s minimum bid price requirement.  If at any time during the compliance period the Company’s closing bid price is at least US$1 for a minimum of 10 consecutive business days, it will be notified by Nasdaq that compliance has been met.  In the event the Company does not regain compliance by September 28, 2022, the Company may be eligible for additional time to regain compliance.  Management is reviewing various options available to the Company.

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Three months ended June 30, 2022 and 2021

Due to a decrease in the Company's stock price, the Company was not eligible to file its annual report on Form 40-F with the SEC pursuant to the U.S.-Canada Multijurisdictional Disclosure System ("MJDS").  MJDS allowed the Company to largely satisfy its SEC reporting obligations with its Canadian disclosure documents.  The Company filed its annual report with the SEC on Form 20-F which is a form reserved for foreign private issuers.  We have determined that our equity method investment in Merit Foods, which is not consolidated in our financial statements, was significant under the income test of Rule 1-02(w) of Regulation S-X in relation to our consolidated financial results for the year ended March 31, 2022.  The consolidated financial statements of Merit Foods for fiscal years ended December 31, 2021, 2020 and 2019 as required under by Rule 3-09 of Regulation S-X ("Rule 3-09") have not been provided  as they cannot be provided without unreasonable effort or expense.  Our inability to provide audited financial statements for Merit in accordance with Rule 3-09 may result in enforcement actions by the SEC, delisting from Nasdaq due to failure to file Merit's financial statements with the Form 20-F or may, among other matters, cause us to be unable to complete a public offering in the United States.

In addition, the loss of the ability to use MJDS may result in an increase in public reporting compliance costs for the Company.

PROTEIN INDUSTRIES CANADA

In March 2022, Burcon entered into a collaborative agreement with PIC for the development of high-quality protein ingredients from sunflower seeds.  Burcon is partnering with Pristine Gourmet, a processor of 100% pure Canadian non-GMO cold pressed virgin oils, to develop Burcon's novel process for the production of sunflower protein ingredients.  Premium sunflower protein isolate that contains greater than 90% protein purity, with exceptional taste and functionality, has the potential of setting a new benchmark in the growing plant-based ingredients market.  The project intends to fine-tune and scale up an economical extraction and isolation process from the by-product (pressed cake) of sunflower oil production.  In March 2022, PIC advanced $122,707 to Burcon which was recorded as restricted cash and deferred revenue.  During the quarter ended June 30, 2022, Burcon recognized $33,220 (2021 - nil) of the co-investment by PIC in research and development expenses.

CEO TRANSITION

In January 2022, Burcon announced that Mr. Johann Tergesen would be stepping down as President and Chief Executive Officer of the Company.  To ensure an orderly transition, Mr. Tergesen has continued in an ongoing capacity as an advisor to the Company and Burcon's board of directors.  Mr. Peter Kappel was appointed as interim Chief Executive Officer on March 1, 2022 while the Company, with the assistance of Kincannon & Reed, an executive search firm specializing in the food and agribusiness sectors, searched for a new chief executive officer.  As of the date of this MD&A, the search is still ongoing.

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Three months ended June 30, 2022 and 2021

SECURED LOAN FACILITY

In June 2022, Burcon entered into a loan agreement with Large Scale for a secured loan (the “Secured Loan”) of up to $10 million (the “Loan Amount”) that would be made available to Burcon in two tranches of $5 million each upon satisfaction of certain conditions with respect to each tranche.  The first tranche’s closing date was June 22, 2022 and has a maturity date of July 1, 2024.  The second tranche will have a maturity date that is 24 months from the closing date of such tranche (in each case, the “Maturity Date”).  The drawn portion of the Loan Amount will bear interest at 8% per annum payable on the Maturity Date of each tranche and is secured by all assets of Burcon.  Burcon will pay a commitment fee of 1% of the undrawn amount of the Loan Amount under each tranche on (i) the closing date of such tranche and (ii) each annual anniversary of the closing date of each tranche.  During the three months ended June 30, 2022, Burcon paid Large Scale a commitment fee of $50,000 (2021 - $nil) on closing of the first tranche of the Secured Loan.

The proceeds of the Secured Loan will be used to continue Burcon's joint venture operations, commercialization efforts, partnership discussions, continued research and development of Burcon's protein extraction and purification platform, further strengthening of Burcon's intellectual property portfolio and for other general corporate purposes.  As of June 30, 2022 and the date of this MD&A, Burcon has not drawn on the first tranche of the Secured Loan.

INTELLECTUAL PROPERTY

Burcon's patent strategy is to seek protection for new technologies as well as further protecting current technologies.  Over the years, Burcon has filed patent applications in various countries over its inventions.  Burcon's patent applications can be grouped into three categories:

  Applications to protect additional novel protein extraction and purification technologies;
  Applications to protect the uses of Puratein®, Supertein®, Nutratein® canola proteins, CLARISOY® soy protein, Peazazz® and Peazac® pea proteins, and other plant proteins including sunflower protein, for example, as functional food and beverage ingredients; and
  Applications to protect the "signature characteristics" of Puratein®, Supertein®, Nutratein® canola proteins, CLARISOY® soy protein, Peazazz® and Peazac® pea proteins, and other plant proteins, including sunflower protein.

Burcon continued the maintenance and prosecution of its patent applications during the quarter ended June 30, 2022.

Burcon currently holds 72 U.S. issued patents over its canola, soy, pulse (including pea) and flax protein processing technologies and canola and soy protein isolate applications, as well as canola and soy patents covering composition of matter.  In addition, Burcon has a further 25 patent applications currently filed with the U.S. Patent and Trademark Office.

As of the date of this MD&A, Burcon's patents and patent applications cover over 50 distinct inventions.  Burcon has also filed applications for most of its inventions internationally under the Patent Cooperation Treaty of the World Intellectual Property Organization.  Together with patents issued in other countries, Burcon now holds a total of 330 issued patents covering inventions that include the 72 granted U.S. patents.  Currently, Burcon has over 175 additional patent applications that are being reviewed by the respective patent offices in various countries.

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Three months ended June 30, 2022 and 2021

RESTRICTED SHARE UNIT ("RSU") PLAN

Burcon has a RSU plan in which all directors, officers, employees and consultants of the Company and its subsidiaries are eligible to participate.  As at June 30, 2022, 118,000 (March 31, 2022 - 118,000) RSUs were outstanding.

RESULTS OF OPERATIONS

As at June 30, 2022, Burcon has not yet generated any significant revenues from its technology.  For the three months ended June 30, 2022, the Company recorded a loss of $3,996,168 ($0.04 per share), as compared to $3,181,823 ($0.03 per share) last year.

For the three months ended June 30, 2022, Burcon recorded royalty revenues of $90,538 (2021 - $17,965) from Merit Foods on sales of the Products.

The following provides a comparative analysis of significant changes in major expenditures items.

Research and development expenses

Components of research and development ("R&D") expenditures are as follows:

(in thousands of dollars)

	Three months ended June 30,
	2022	2021
Salaries and benefits	538	617
Amortization of deferred development costs	105	-
Laboratory operation	95	68
Rent	46	29
Amortization of property and equipment	43	60
Analyses and testing	29	16
Inventory written off to research and development	-	132
Gross research and development expenses	856	922
Allocated to deferred development costs	-	(480)
Net research and development expenses	856	442

Burcon has been deferring costs related to its pea and canola protein technology since July 1, 2019. With the completion of the commissioning of the Flex Production Facility, the technology that has been licensed to Merit Foods was capable of operating in the manner intended by the Company by the same date, therefore Burcon ceased the capitalization of costs related to its pea and canola technology and commenced the amortization of deferred development costs from January 1, 2022.

During fiscal 2022, Burcon received government assistance through the Canada Emergency Wage Subsidy ("CEWS") and the Canada Emergency Rent Subsidy ("CERS") programs.  For the three months ended June 30, 2022, R&D expenditures have been reduced by $nil (2021 - $89,000) received from the CEWS and CERS programs.  For the three months ended June 30, 2022, included in salaries and benefits before cost deferral is stock-based compensation expense of $170,000 (2021 - $222,000).  The decrease in stock-based compensation expense is due mostly to higher valuation of options granted in 2021.  As noted above, Burcon recognized $33,000 (2021 - $nil) in PIC funding that has been recorded against R&D salaries.  Before government assistance and cost deferral, the cash portion of salaries and benefits decreased by $70,000 for the three months ended June 30, 2022 over the first quarter of last year.

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Three months ended June 30, 2022 and 2021

As Merit Foods began producing and supplying its own samples after the completion of the Flex Production facility on December 31, 2021, it no longer required Burcon to supply samples.  As a result, Burcon wrote off its pea and canola inventory on-hand during the first quarter of fiscal 2022.

Intellectual property expenses

(in thousands of dollars)

	Three months ended June 30,
	2022	2021
Patent fees and expenses	388	397
Trademark	4	-
Allocated to deferred development costs	-	(238)
	392	159

As with R&D expenses, the Company has been deferring costs related to its pea and canola patent fees and expenses since July 2019 and began amortizing these costs from January 1, 2022.

Burcon's patent strategy is to seek protection for new technologies as well as further protecting current technologies.  Over the years, Burcon believes it has developed a dynamic and extensive patent portfolio and has filed patent applications in various countries over its inventions.  From inception, Burcon has expended $24.1 million on patent legal fees and disbursements to strengthen its patent portfolio in various countries of the world and file patent applications for new inventions.

General and administrative ("G&A") expenses

(in thousands of dollars)

	Three months ended June 30,
	2022	2021
Salaries and benefits	499	518
Professional fees	148	153
Investor relations	94	189
Office supplies and services	91	74
Transfer agent and filing fees	38	64
Travel and meals	30	-
Other	11	15
	911	1,013

For the three months ended June 30, 2022, included in salaries and benefits is stock-based compensation expense in the amount of $100,000 (2021 - $164,000).  The lower expense incurred in the current quarter is due options granted in the fourth quarter of fiscal 2021 that had a higher valuation.

For the three months ended June 30, 2022, the Company received government assistance of $nil (2021 - $58,000) through the Canada Emergency Wage Subsidy ("CEWS") program, which has been applied against salaries and benefits expense.  Before CEWS, the cash portion of salaries and benefits did not change significantly from the same period last year.

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Three months ended June 30, 2022 and 2021

Investor relations

For the three months ended June 30, 2022, investor relations expenses decreased by $95,000 over the same period last year.  The decrease is due mainly to NASDAQ entry fee and consulting fees for social purpose positioning and messaging incurred during the first quarter of fiscal 2022.

LIQUIDITY AND FINANCIAL POSITION

At June 30, 2022, the Company had cash and cash equivalents of $1.6 million.  If the Secured Loan is fully drawn, and assuming Burcon Holdings is not required to make payment under the AIP Guarantee or CIBC Guarantee, management estimates the cash resources to be sufficient to fund its operations to February 2024.  Although Merit Foods has completed construction and commissioning of the Flex Production Facility, the magnitude of future royalty payments from Merit Foods cannot be ascertained at this time.  In the absence of a definitive time for when sales of products will be significant, Burcon may require additional capital beyond these dates to meet its business objectives.  There can be no assurance that additional financing will be available on acceptable terms.

The net cash used in operations during the three months ended June 30, 2022 was $2,171,000 as compared to $1,037,000 in the same period last year.  The increase the net cash used in operations of $1,134,000 is mainly due to increases of $326,000 in R&D expenditures and $233,000 in IP expenditures that were expensed (note that pea and canola R&D and IP expenses were deferred in the first quarter of fiscal 2022), decrease in interest received of $5,000, lower management fee income and other income of $69,000, offset by a decrease in G&A expenses of $32,000, an increase in royalty income of $73,000, and changes in non-cash working capital items that contributed to $615,000 decrease in net cash used in operations.

At June 30, 2022, Burcon had working capital of $1.7 million (March 31, 2022 - $6.6 million).  As at June 30, 2022, Burcon was not committed to significant capital expenditures.  Additional capital resources will be required if plans were to proceed for the new WTC innovation centre.  In addition, Burcon expects to incur $1.5 million in patent expenditures for the balance of fiscal 2023.  With the termination of the ADM license and production agreement, Burcon has abandoned certain non-core patents in its soy patent portfolio but it does not affect the strength of the patent portfolio.

FINANCIAL INSTRUMENTS

The Company's financial instruments are cash and cash equivalents, amounts receivable, loan to Merit Foods, and accounts payable and accrued liabilities.

Credit risk

The financial instruments that expose the Company to a concentration of credit risk are cash and cash equivalents, amounts receivable and capital and loan advances to Merit Foods.  The Company's cash and cash equivalents may comprise interest-bearing savings instruments with Canadian chartered banks.  The Company limits its exposure to credit loss by placing its cash and cash equivalents with two Canadian chartered banks.

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Three months ended June 30, 2022 and 2021

During the three months ended June 30, 2022, an expected credit loss provision of $18,000 has been recognized in relation to the loan receivable from Merit Foods, with a total lifetime expected credit loss of $101,000 (March 31, 2022 - $83,000).

Interest rate risk

All of the Company's financial instruments are non-interest bearing except for cash and cash equivalents that earn interest at variable market rates, and the loan to Merit Foods that bore interest at a fixed interest rate.  Burcon's cash and cash equivalents are held at two Canadian chartered banks to maximize interest and to diversify risk.  For the three months ended June 30, 2022, the weighted average interest rate earned on the Company's cash and cash equivalents was 0.96% per annum (2021 - 0.45% per annum).  The impact of a 1% strengthening or weakening of interest rates on the Company's cash and cash equivalents at June 30, 2022 is estimated to be a $16,000 increase or decrease in interest income per year.

Liquidity risk

The Company manages liquidity risk through management of its capital structure.  The Company also manages liquidity risk by monitoring actual and forecasted cash flows taking into account current and planned operations.  The Company's estimated minimum contractual undiscounted cash flow requirement for its financial liabilities at June 30, 2022 is $701,000, all of which is due within the next 12 months.

Fair value

The fair value of the Company's short-term financial assets and financial liabilities, including cash and cash equivalents, restricted cash, amounts receivable, accounts payable and accrued liabilities and accrued interest, approximates their carrying values due to the short-term maturities of these financial instruments.

The fair value of the loan to Merit Foods is a level 3 fair value and was determined using a discount rate of 11%. The discount rate used is considered the market rate of interest.

The carrying values and fair values of financial instruments, by class, are as follows as at June 30, 2022 and March 31, 2022:

(in thousands of dollars)

As at June 30, 2022
	At fair value through profit or loss	Financial assets at amortized cost	Financial liabilities at amortized cost	Fair value

Financial assets
Cash and cash equivalents	-	1,641	-	1,641
Restricted cash	-	123	-	123
Amounts receivable	-	259	-	259
Loan to Merit Foods	-	3,924	-	4,025
Total	-	5,947	-	6,048

Financial liabilities
Accounts payable and accrued liabilities	-	-	701	701
Total	-	-	701	701

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Three months ended June 30, 2022 and 2021

As at March 31, 2022
	At fair value through profit or loss	Financial assets at amortized cost	Financial liabilities at amortized cost	Fair value

Financial assets
Cash and cash equivalents	-	7,001	-	7,001
Restricted cash	-	123	-	123
Amounts receivable	-	200	-	200
Loan to Merit Foods	-	3,228	-	3,311
Total	-	10,552	-	10,635

Financial liabilities
Accounts payable and accrued liabilities	-	-	906	906
Total	-	-	906	906

Currency risk

The Company entered into forward U.S. dollar purchase contracts to hedge its estimated exposure to currency fluctuations for certain of its U.S. denominated liabilities.  As at June 30, 2022 and March 31, 2022, the Company is exposed to currency risk for the following assets and liabilities denominated in U.S. dollars:

	June 30, 2022	March 31, 2022
U.S. Dollars (in thousands)
Cash and cash equivalents	69	69
Accounts payable and accrued liabilities	(10)	(5)
Net exposure	59	64

Canadian dollar equivalent (in thousands)	76	80

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Three months ended June 30, 2022 and 2021

Based on the above net exposure at June 30, 2022, a 10% appreciation or depreciation of the U.S. dollar against the Canadian dollar would have resulted in an increase/decrease of approximately $6,000 (March 31, 2022 - $6,000) in the Company's loss from operations.

SEGMENT INFORMATION

The Company operates in a single reportable operating segment and geographic location involving the development of plant-based proteins.  All non-current assets are located in Canada.

For the three months ended June 30, 2022 and 2021, all revenues were generated in Canada.

OUTSTANDING SHARE DATA

As at June 30, 2022 and the date of this MD&A, Burcon had 108,728,742 common shares outstanding, 5,321,148 stock options outstanding exercisable at a weighted average exercise price of $2.36 per share and 118,000 restricted share units outstanding.

QUARTERLY FINANCIAL DATA

(Derived from unaudited interim financial statements.  All figures in thousands of dollars, except per-share amounts)

	Three months ended
	June 30,	March 31,	December 31,	September 30,
	2022	2022	2021	2021
Revenue	91	77	44	32
Interest and other income	109	123	99	104
Management fee income	7	3	25	25
Gain on dilution of investment in Merit Foods	-	-	961	-
Loss for the period	(3,996)	(4,216)	(1,507)	(1,353)
Basic and diluted loss per share	(0.04)	(0.04)	(0.01)	(0.01)

	Three months ended
	June 30,	March 31,	December 31,	September 30,
	2021	2021	2020	2020
Revenue	18	250	-	-
Interest and other income	108	(47)	126	219
Management fee income	62	134	45	54
Gain on dilution of investment in Merit Foods	-	-	-	6,385
(Loss) income for the period	(3,182)	(2,508)	(1,086)	4,377
Basic and diluted (loss) income per share	(0.03)	(0.02)	(0.01)	0.04

Burcon recognized a dilution gain of $961,000 and $6.4 million in the fourth quarter of fiscal 2022 and the second quarter of fiscal 2021, respectively, in its investment in Merit Foods after Bunge's investment.

RELATED PARTY TRANSACTIONS

Burcon had the following transactions with Regent Park Realty Inc., a company that is controlled by an entity with common directors (and also with common officers prior to September 1, 2021) with the Company.  One of these directors also has indirect significant influence over the Company.

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Three months ended June 30, 2022 and 2021

  For the three months ended June 30, 2022, included in general and administrative expenses (management fees) is $280 (2021 - $1,843) for services provided to the Company.  At June 30, 2022, $280 (March 31, 2022 - $522) of this amount is included in accounts payable and accrued liabilities.  For the three months ended June 30, 2022, included in interest and other income is $145 (2021 - $2,172) for management services provided by the Company.  At June 30, 2022, $145 (March 31, 2022 - $nil), of this amount is included in amounts receivable.

Burcon has a services agreement (the "Services Agreement") with Merit Foods to provide technical, administrative and general management services, research and analytical services and sample production services based on rates set out in the Services Agreement.  For the three months ended June 30, 2022, included in interest and other income is $6,495 (2021 - $59,656) for services, of which $4,394 was included in amounts receivable at June 30, 2022 (March 31, 2022 - $1,210).

Merit Foods also provides certain technical and consulting services to Burcon.  For the three months ended June 30, 2022, Burcon recorded professional fee expense of $19,145 (2021 - $9,415), all of which was included in accounts payable and accrued liabilities as at June 30, 2022 (March 31, 2022 - $nil).

During the three months ended June 30, 2022, Burcon entered into a loan agreement with Large Scale for a secured loan of up to $10 million and paid a commitment fee of $50,000 (2021 - $nil) on closing of the First Tranche of the Secured Loan.  See Secured Loan Facility section for details.

CRITICAL ACCOUNTING ESTIMATES

The consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB and interpretations issued by the IFRS IC.

The preparation of consolidated financial statements in accordance with IFRS requires management to apply judgment in applying accounting policies.  The judgments that have the most significant effect on the amounts recognized in the consolidated financial statements are outlined below.  In addition, IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements, the reported amount of revenue and expenses during the reporting period, and disclosures made in the accompanying notes to the consolidated financial statements.  Outlined below are the assumptions and other sources of estimation uncertainty as at June 30, 2022 that have a risk of resulting in material adjustments to the carrying amounts of assets and liabilities within the next year.

a) Areas of judgement

Assessment of indicators of impairment of the Investment in Merit Functional Foods Corporation

Judgment is required in assessing whether there is objective evidence of impairment of its investment in Merit Foods.  The information management considered included whether there was evidence of significant financial difficulty, breach of contract, the granting of concessions, probable bankruptcy or financial reorganization or the disappearance of an active market for the investment in Merit Foods. Management also considered whether there was information about changes with an adverse effect that has taken place in technological, market, economic or legal environment and whether there has been a significant or prolonged decline in the fair value of an investment below cost.  As at June 30, 2022 management concluded that there were no impairment indicators related to its investment in Merit Foods.

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Three months ended June 30, 2022 and 2021

Assessment of indicators of impairment of long-lived assets including property and equipment and deferred development costs

Judgment is required in assessing whether there are indicators of impairment of long-lived assets.  Management considers both internal and external information to determine whether there is an indicator of impairment and, accordingly, whether impairment testing is required.  The information management considered included plant-based protein market information, the Company's market capitalization, Bunge's investment in Merit, internal financial models and actual results.  As a result, at June 30, 2022 management concluded that there were no impairment indicators related to its long-lived assets.

Commencement of amortization of deferred development costs

On July 1, 2019, the Company commenced deferring development costs related to its pea and canola technologies.  Judgement is required to assess when amortization of deferred development costs commences.  Management considered whether there was sufficient evidence to conclude that the Merit production facility was capable of operating in the manner intended by management.  Based on the Merit production facility's output, management concluded that the facility was effectively commissioned on December 31, 2021.  As a result, the Company ceased capitalization of costs and commenced amortization on January 1, 2022.  Deferred development costs are amortized over estimated useful life of 15 years.

b) Sources of estimation uncertainty

Expected credit losses on Merit Foods loan receivable

The Company estimates the expected credit losses on Merit Foods' loan receivable based on management's best estimate of the lifetime expected credit loss calculated based on probability of default, loss given default, and outstanding balance of the loan.  At June 30, 2022, the total lifetime expected credit loss on the Merit Foods loan receivable was estimated to be $101,000.

Goodwill impairment

The Company determines the recoverable amount of its cash generating unit when performing its annual impairment test for goodwill.  In determining the recoverable amount, the Company considers its market capitalization, any recent investments in Merit Foods by third parties, and internal projected cash flows.  The estimate of recoverable amount is based on management's best estimates of what an independent market participant would consider appropriate.  At June 30, 2022, management concluded that there were no impairment indicators related to goodwill.

ACCOUNTING STANDARDS AND AMENDMENTS ISSUED BUT NOT YET ADOPTED

Amendments to IAS 1 - Classification of Liabilities as Current or Non-Current

The amendment clarifies the classification requirements to determine if a liability should be presented as current or non-current in the statement of financial position.  Under the new requirement, the assessment of whether a liability is presented as current or non-current is based on the contractual arrangements in place as at the reporting date and does not impact the amount or timing or recognition.  The amendment is effective for annual reporting periods beginning on or after January 1, 2023 and is to be applied retrospectively, with earlier application permitted.  The Company does not expect the new standard will have a significant impact on the consolidated financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Three months ended June 30, 2022 and 2021

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports we file or submit in accordance with National Instrument 51-102 - Continuous Disclosure Obligations ("NI 51-102") and under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act") is recorded, processed, summarized and reported within the time periods specified by NI 51-102 and the Canadian Securities Administrators and the U.S. Securities and Exchange Commission's rules and forms.  Disclosure controls and procedures include, without limitation, controls and procedures designed to provide reasonable assurance that information required to be disclosed by us in the reports we file or submit under NI 51-102 and the Exchange Act is accumulated and communicated by management, including the Interim Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

As required by National Instrument 52-109 - Certification of Disclosure in Issuers' Annual and Interim Filings ("NI 52-109") and Rule 13a-15(b) under the Exchange Act, our management, including our Interim Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of June 30, 2022.  Based on the evaluation, our Interim Chief Executive Officer and Chief Financial Officer concluded that, as of June 30, 2022, our disclosure controls and procedures are not effective at a reasonable assurance level due to the material weakness described in Management's Report on Internal Control over Financial Reporting for the year ended March 31, 2022, and inability to provide the Merit Foods financial statements as required by Rule 3-09 of Regulation S-X.

MATERIAL WEAKNESS IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

As of March 31, 2022, our management assessed the effectiveness of our internal control over financial reporting using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control - Integrated Framework (2013).  Based on this assessment, our management concluded that, as of March 31, 2022, our internal control over financial reporting was not effective based on those criteria because a material weakness in internal control over financial reporting existed as of that date, as described below.

The Company did not design and operate controls with sufficient precision over the share of loss in Merit Foods.  The Company's controls related to the review of its share of loss were not designed or operated at a level of precision to allow the Company to prevent or detect potential material misstatements in a timely manner.  The material weakness did not result in any identified material misstatements to the consolidated financial statements for the year ended March 31, 2022 and there were no changes to previously released financial results.

REMEDIATION PLAN AND STATUS

The Company has commenced remediation measures improving the review of the share of loss in Merit Foods by implementing additional controls at a greater level of precision.  The Company expects implementation of its remediation plan by December 31, 2022.

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Three months ended June 30, 2022 and 2021

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no significant changes in the internal control over financial reporting, other than to address the material weakness described above, that occurred during the three months ended June 30, 2022 that could have materially affected, or are reasonably likely to materially affect, such controls.

RISKS AND UNCERTAINTIES

The Company is subject to a number of risks and uncertainties that can significantly affect its financial condition and future operations.  Key risks are outlined below.  In addition, a detailed explanation of the risk factors which we face is provided in our AIF for the year ended March 31, 2022 under the section titled "Risk Factors", which is incorporated by reference herein.  The AIF is available at www.sedar.com.

Patents and proprietary rights - Burcon's success will depend, in part, on its ability to obtain patents, maintain trade secret protection and operate without infringing on the proprietary rights of others or having others infringe on its rights.  Burcon has filed applications for most of its inventions internationally under the Patent Cooperation Treaty of the World Intellectual Property Organization.  As at the date of this MD&A, Burcon has been granted a total of 330 patents in various countries covering a number of key processes and uses of Burcon's soy, pea, canola and flax protein products as functional food and beverage ingredients.  Of those patents, 72 have been granted in the United States.  Although Burcon expends significant resources and efforts to patent its discoveries and innovations, there can be no assurance that our patent applications will result in the issuance of patents, or any patents issued to Burcon will provide it with adequate protection or any competitive advantages, or that such patents will not be successfully challenged by third parties.  Burcon cannot be assured that competitors will not independently develop products similar to the Company's products or manufacture products designed to circumvent the exclusive patent rights granted to the Company.  Further, Burcon may need to incur significant expenditures in prosecuting claims against others whom it believes are infringing on its rights and by defending claims of intellectual property infringement brought by its competitors and others.

Development and commercialization - Although Merit Foods has completed construction of and commissioned the Flex Production Facility to commercialize Burcon's pea and canola proteins, it has not begun to generate significant revenues from the sale of the Products.  There can be no assurance that any of Merit Foods' products will obtain regulatory approvals in countries where such approvals have yet to be sought, or be successfully marketed.  For Burcon, there can be no assurance that the investment made in Merit Foods will be recouped through the royalties generated from sales of Merit Foods' products.  The long-term success of Puratein®, Supertein® and Nutratein® canola proteins, and Peazazz® and Peazac® pea protein and Nutratein® pea protein/canola protein blend products hinges upon market acceptance by food and feed ingredient manufacturers and suppliers in numerous product applications.  Even though Puratein®, Supertein® and Nutratein® canola proteins, and Peazazz® and Peazac® pea proteins and Nutratein® pea protein/canola protein blend products may be found to be functionally acceptable in product applications, there is no assurance that they will obtain market acceptance and within a reasonable time frame.  The majority of food or feed ingredient manufacturers require a substantial testing phase and demonstration of consistent delivery and production capabilities for commercialization.  Until large batches of products can be supplied, market acceptance of Puratein®, Supertein®, and Nutratein® canola proteins, and Peazazz® and Peazac® pea proteins and Nutratein® pea protein/canola protein blend products may be delayed.  Although Merit Foods has completed construction of and commissioned the Flex Production Facility for Burcon's pea and canola proteins, it may be some time before product sales of pea and canola proteins will be significant.

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Three months ended June 30, 2022 and 2021

With the termination of the Soy Agreement with ADM, Burcon must secure a strategic partner for its soy protein isolates.  If Burcon is unable to secure an alternative strategic partner for its soy protein isolates, then the commercialization of its products may be delayed or unsuccessful.  Burcon is investigating alternative paths to bring its soy protein technologies to market.  Although Burcon is in discussions with a potential partner to commercialize its soy protein, there can be no assurance that a strategic partner will be found.

With the exception its canola and pea proteins, none of Burcon's other potential products are commercially available as a food ingredient for human consumption.  The rising popularity of plant proteins has resulted in significant growth with increased participation by competitors entering the market to produce plant proteins.  Many competitors and potential competitors have substantially greater product development capabilities and financial, scientific, marketing, and human resources than Burcon.  These competitors may succeed in developing products earlier than Burcon, obtaining regulatory approvals for such products more rapidly than Burcon or developing products that are more effective than those proposed to be developed by Burcon.

History of operating losses and financing requirements - Burcon has accumulated net losses of approximately $113 million from its date of incorporation through June 30, 2022.  While the construction and commissioning of Merit Foods' Flex Production Facility has been completed, the magnitude of future royalty payments from Merit Foods cannot be ascertained at this time.  In the absence of a definitive time when sales of products will be significant, Burcon expects its accumulated losses to increase as it continues to commercialize its products, its research and development and its product application trials.  Burcon cannot predict if it will ever achieve profitability and, if it does, it may not be able to sustain or increase its profitability.  The commercial success of any of Burcon's products will depend on whether they receive public and industry acceptance as a food ingredient and dietary supplement, and whether they may be sold at competitive prices or are able to obtain sufficient royalty revenue from licensing, which adequately exceeds Burcon's business costs.

Developing Burcon's products and conducting product application trials is capital intensive.  Since acquiring its subsidiary in October 1999, Burcon has raised gross proceeds of $107.7 million from the sale or issuance of equity securities and $9.5 million from the issuance of convertible debentures.  As at June 30, 2022, Burcon had $1.6 million in cash and cash equivalents.  If the Secured Loan is fully drawn, Burcon estimates it has sufficient capital to fund the current level of operations through February 2024.  Although Burcon estimates it has sufficient funds to operate until February 2024, it will need to raise additional capital on acceptable terms in order for the Company to meet its business objectives and fund its operations.

Nasdaq Listing - Inability to Meet Listing Standards

As noted above, the Company received a letter from the Listings and Qualifications Department that it was not in compliance with the listing rule to maintain a minimum bid price of US$1 per share.  The Company has a compliance period of 180 calendar days or until September 30, 2022, to regain compliance with Nasdaq’s minimum bid price requirement.  In the event the Company does not regain compliance by September 28, 2022, the Company may be eligible for additional time to regain compliance or may face delisting.  Management is reviewing various options available to the Company.

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Three months ended June 30, 2022 and 2021

In addition, due to our inability to provide certain financial statements of Merit Foods that were required by Rule 3-09 to be included in our Annual Report in Form 20-F, we are not fully compliant with our reporting requirements with the Exchange Act.  The SEC may impose penalties or otherwise take action against the Company.  In addition, the SEC may not declare effective any registration statement that we file that requires the financial statements under Rule 3-09 to be included.  If, as a result, we are unable to complete a registered offering, our ability to access the public capital markets in the United States would be impaired.  Furthermore, the Rule 144 safe harbor for certain sales of our common shares in the United States is currently unavailable and Nasdaq may not consider us to be in compliance with ongoing listing standards and our common shares may be delisted from Nasdaq.

The delisting of Burcon's common shares from the Nasdaq Capital Market could negatively impact Burcon because it: (i) could reduce the liquidity, and possibly the market price, of our common shares; (ii) could reduce the number of US investors willing to hold or acquire our common shares, which could negatively impact Burcon's ability to raise equity financing; and (iii) would limit Burcon's ability to use certain types of registration statements in the United States to offer and sell freely tradable securities, thereby preventing the Company from accessing the US public capital markets.

COVID-19 - Pandemic Risk

Burcon's operations have not been materially impacted by the COVID-19 pandemic.  Since March 2020, Burcon has implemented measures to ensure the safety of work conditions for its staff at the Winnipeg Technical Centre and at its head office in Vancouver.  Burcon's COVID-19 protocols continue to evolve in response to government health and safety guidance.  While the COVID-19 pandemic has caused certain disruptions and delays in Merit Foods' business operations, including the commissioning process of the Flex Production Facility.  It is not possible to predict how long the pandemic will continue to last and whether the financial and business conditions of Burcon and Merit Foods will be further impacted in future periods.

OUTLOOK

For the balance of this year, Burcon's main objective will be to further develop its pipeline of plant-based protein technologies to include other novel renewable plant sources.  In particular, Burcon will focus on identifying and securing a strategic partner for its novel sunflower protein technology.  In addition, Burcon will continue to support Merit Foods in its optimization of the Flex Production Facility, which was commissioned in December 2021.  Burcon's activities will include:

  advancing Burcon's pipeline of plant-based protein technologies by conducting research to develop and refine its extraction and purification processes for novel protein products;

  filing patent applications to protect intellectual property arising from research and development of new protein technologies;

  identifying and securing a strategic partner with the goal of commercializing its novel sunflower protein technology;

  working with Merit Foods to optimize Merit Foods' Flex Production Facility;

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Three months ended June 30, 2022 and 2021

  conducting further research to develop additional applications for Peazazz® and Peazac® pea proteins, as well as Supertein®, Puratein® and Nutratein® canola proteins and blends into food products; and

  continuing to file patent applications to protect the Peazazz® pea protein extraction process as well as the composition of Peazazz® pea protein and applications for Peazazz® pea protein into food products.

In addition, Burcon will also:

  explore and identify possible suitable locations for its expansion of its Winnipeg Technical Centre, which is expected to include an expanded footprint with increased commercial processing capacity as well as analytical and functional capabilities;

  continue to refine its protein extraction and purification technologies, develop new technologies and related products;

  further strengthen and expand its intellectual property portfolio;

  explore opportunities for acquiring or licensing into Burcon, novel technologies that will complement or enhance Burcon's intellectual property portfolio and business initiatives;

  pursue product development agreements with major food, beverage, and nutritional product companies to develop improved or novel applications for Burcon's other specialty proteins into their products; and

  continue to engage in investor relations activities to support the expansion of Burcon's investor base, particularly from the U.S. investment community, by raising awareness about Burcon through various media channels, analyst coverage and investor relations.